UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File No. 001-16831

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

INGERSOLL-RAND COMPANY EMPLOYEE SAVINGS PLAN FOR BARGAINED EMPLOYEES

(Full title of the plan)

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

INGERSOLL-RAND COMPANY LIMITED

Canon’s Court

22 Victoria Street

Hamilton HM 12, Bermuda

Ingersoll-Rand Company

Employee Savings Plan for Bargained Employees

Index

December 31, 2008 and 2007

Note:	Other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the

Ingersoll-Rand Company Employee Savings Plan for Bargained Employees

Davidson, North Carolina

We have audited the accompanying statements of net assets available for benefits of the Ingersoll-Rand Company Employee Savings Plan for Bargained Employees (the “Plan”) as of December 31, 2008 and 2007 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Ingersoll-Rand Company Employee Savings Plan for Bargained Employees as of December 31, 2008 and 2007 and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) at December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Dixon Hughes PLLC

Charlotte, NC

June 26, 2009

Ingersoll-Rand Company

Employee Savings Plan for Bargained Employees

Statements of Net Assets Available for Benefits

December 31, 2008 and 2007

	2008	2007
Assets
Investments, at fair value
Plan’s interest in Savings Plan Master Trust, excluding participant loans (Note 3)	$24,391,014	$37,499,179
Participant loans	1,578,853	1,573,495

Total net assets available for benefits	$25,969,867	$39,072,674

The accompanying notes are an integral part of these financial statements.

Ingersoll-Rand Company

Employee Savings Plan for Bargained Employees

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2008 and 2007

	2008	2007
Additions to net assets attributable to:
Contributions
Participant	$2,085,164	$2,093,351
Employer	121,198	125,373

	2,206,362	2,218,724

Plan’s interest in investment income (loss) of the Savings Plan Master Trust (Note 3)	(10,281,512)	2,981,609

Total additions	(8,075,150)	5,200,333

Deductions from net assets attributable to:
Participant withdrawals and distributions	5,012,084	3,827,449
Administrative expenses	15,573	16,861

Total deductions	5,027,657	3,844,310

Net increase (decrease)	(13,102,807)	1,356,023

Net assets available for benefits
Beginning of year	39,072,674	37,716,651

End of year	$25,969,867	$39,072,674

The accompanying notes are an integral part of these financial statements.

Ingersoll-Rand Company

Employee Savings Plan for Bargained Employees

Notes to Financial Statements

December 31, 2008 and 2007

1.	Description of the Plan

The following description of the Ingersoll-Rand Company Employee Savings Plan for Bargained Employees (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan was established to provide benefits to eligible employees of Thermo King Corporation (“Thermo King”), including employees who, until October 1997, were participants in the Westinghouse Savings Program, a defined contribution plan maintained by Westinghouse Electric Corporation (“Westinghouse”), and who, by reason of the acquisition of Thermo King from Westinghouse by Ingersoll-Rand Company (“the Company”), ceased to be participants in the Westinghouse Savings Program.

Fidelity Management Trust Company (“Fidelity”) is the trustee and recordkeeper of the Plan. The Plan’s assets are part of the Ingersoll-Rand Company Savings Plan Master Trust (“Savings Plan Master Trust”) maintained by Fidelity. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Participation

All individuals employed by the Company, and whose terms of employment are governed by a collective bargaining agreement which specifically allows participation in the Plan are eligible to participate in the Plan upon completion of at least one year of service, as defined in the Plan.

Contributions

Participants may elect to contribute to the Plan 1% to 20% of their compensation, in increments of 1%, on an after-tax basis, a pre-tax basis or a combination thereof. Employee contributions are subject to limitations as defined by the U.S. Internal Revenue Code (“IRC”). For certain bargained groups, the Company makes monthly contributions to the Plan equivalent to 50% of the contributions made by participating employees, up to a maximum employer contribution of 3% of the participants’ monthly compensation. Participants may change their contribution amounts at any time by contacting Fidelity. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers various mutual funds and an Ingersoll-Rand Company Stock Fund for participants.

Participant Accounts

Each participant’s account is credited with (a) the participant’s contribution, (b) allocations of the Company’s matching contribution (if applicable), (c) allocations of Plan earnings, net of investment management fees, and (d) any Company discretionary contributions. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts (if applicable) is based on years of continuous service. A participant is 100% vested after three to five years of service, based on the specific bargaining unit. All Company matching contributions, not otherwise vested, become 100% vested upon the participant’s death, disability or the participant’s becoming a retired participant.

Ingersoll-Rand Company

Employee Savings Plan for Bargained Employees

Notes to Financial Statements

December 31, 2008 and 2007

Participant Loans

For certain bargaining units, participants may borrow from their accounts in multiples of $100 with a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance reduced by the highest outstanding loan balance during the preceding twelve months. Participants are permitted to have up to two outstanding loans at any given time. Loan transactions are treated as a transfer to (from) the investment fund from (to) the participant loan fund. Loan terms range from 6–60 months. Loans are collateralized by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the plan administrator. At December 31, 2008 and 2007, interest rates ranged from 5.0% to 10.0%. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

On termination of service, a participant with a vested account balance greater than $3,500 to $5,000, based on the specific bargaining unit, has three options: (1) receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account; (2) receive installments in the form of various types, as defined by the Plan; or (3) roll over the balance in his or her account to another qualified plan or Individual Retirement Account. A participant with a vested account balance of $5,000 or less may only choose options (1) or (3).

Payment of Administrative Costs

The Company pays all significant administrative expenses of the Plan.

Forfeited Accounts

At December 31, 2008 and 2007, forfeited non-vested accounts were $3,619 and $7,232, respectively. Forfeited non-vested amounts may be used to reduce future employer contributions. In 2008 and 2007, employer contributions were reduced by $3,809 and $4,817 respectively, from forfeited nonvested accounts.

2.	Summary of Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Valuation of Investments

Plan assets are part of the Savings Plan Master Trust, which provides unified investment management. Fidelity invests Plan assets in various trust investment options at the direction of Plan participants and as required by the Plan.

Separate participant accounts are maintained by investment option. These accounts record contributions, withdrawals, transfers, earnings and changes in market value.

The Savings Plan Master Trust reports investments at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transition between market participants at the measurement date. See Fair Value Measurements below and Note 3 for further discussion.

Ingersoll-Rand Company

Employee Savings Plan for Bargained Employees

Notes to Financial Statements

December 31, 2008 and 2007

The Participant loans receivable represent the net outstanding receivable balance, which approximates fair value, due to the Plan from those participants with outstanding loan balances.

Realized gains or losses on security transactions are recorded on the trade date. Realized gains or losses are the difference between the proceeds received and the security’s unit cost. Dividend income is recorded on the ex-dividend date and interest income is recorded when earned.

The statements of changes in net assets include unrealized appreciation or depreciation in accordance with the policy of stating investments at current value. Appreciation or depreciation of investments reflects both realized gains and losses and the change in unrealized appreciation and depreciation of investments.

Payment of Benefits

Benefits to participants are recorded when paid.

Fair Value Measurements

Financial Accounting Standards Board Statement No. 157, Fair Value Measurements (FASB Statement No. 157), establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB Statement No. 157 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

• Quoted prices for similar assets or liabilities in active markets;

• Quoted prices for identical or similar assets or liabilities in inactive markets;

• Inputs other than quoted prices that are observable for the asset or liability;

• Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Ingersoll-Rand Company

Employee Savings Plan for Bargained Employees

Notes to Financial Statements

December 31, 2008 and 2007

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2008 and 2007.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the net asset value (“NAV”) of shares held by the plan at year end.

Self-directed brokerage accounts: Valued at the NAV’ of the funds in which it participates at year-end.

Money market funds: Valued at the NAV of the funds in which it participates at year-end.

Participant loans receivable: Valued at amortized cost, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. See Note 3 for further disclosures of the fair value of the assets held within the Savings Plan Master Trust.

3.	Investment in the Savings Plan Master Trust

The Plan’s investments are in the Savings Plan Master Trust which was established for the investment of assets of the Plan and several other Ingersoll-Rand Company sponsored retirement plans. The assets of the Savings Plan Master Trust are held by Fidelity. Each participating retirement plan has an undivided interest in the Savings Plan Master Trust. Fidelity maintains separate accounting of all contributions, benefit payments and expenses and allocates income received by the Savings Plan Master Trust on the basis of the adjusted value of each plan at year end. At December 31, 2008 and 2007, the Plan had a 3.26% and 2.98%, respectively, participation in the Savings Plan Master Trust.

Ingersoll-Rand Company

Employee Savings Plan for Bargained Employees

Notes to Financial Statements

December 31, 2008 and 2007

The Savings Plan Master Trust financial statements are prepared on the modified cash basis of accounting while the Plan’s financial statements are prepared on the accrual basis of accounting. The net assets of the Savings Plan Master Trust consisted of the following at December 31:

	2008	2007
Investments, at fair value
Interest Bearing Cash	$48,031,214	$241,495,856
Mutual funds	600,120,574	735,875,741
Self-directed brokerage accounts	11,410,893	11,980,148
Ingersoll-Rand Company Limited stock fund	115,396,306	301,752,204
Participant loans receivable	22,060,995	22,075,782

Net assets available for benefits	$797,019,982	$1,313,179,731

Net realized and unrealized appreciation (depreciation) of investments and interest and dividend income for the Savings Plan Master Trust for the years ended December 31, are as follows:

	2008	2007
Investment income:
Net appreciation (depreciation) in fair value of investments
Interest bearing cash	$2,418,900	$15,615,066
Mutual funds	(299,958,391)	8,789,891
Ingersoll-Rand Company Limited stock fund	(170,734,634)	66,458,246

	(468,274,125)	90,863,203
Interest and dividend income	21,944,083	64,942,446

Total investment income (loss)	$(446,330,042)	$155,805,649

The following summarizes the classification of investments by classification and method of valuation in accordance with the requirements of SFAS 157:

	Assets at fair value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Interest bearing cash	$48,031,214	$—	$—	$48,031,214
Mutual funds	290,399,542	309,721,032	—	600,120,574
Self-directed brokerage accounts	11,410,893	—	—	11,410,893
Ingersoll-Rand Company limited stock fund	115,396,306	—	—	115,396,306
Participant loans receivable	—	—	22,060,995	22,060,995

Total assets at fair value	$465,237,955	$309,721,032	$22,060,995	$797,019,982

Ingersoll-Rand Company

Employee Savings Plan for Bargained Employees

Notes to Financial Statements

December 31, 2008 and 2007

The following table sets forth a summary of changes in the fair value of the Savings Plan Master Trust’s level 3 assets for the year ended December 31, 2008:

Level 3 assets

Year Ended December 31, 2008

Participant loan receivable
Balance, beginning of year	$22,075,782
Realized gain/(losses)	—

Unrealized gains/(losses) relating to instruments still held at the reporting date	—

Purchases, sales, issuances and settlements, net	(14,787)

Balance, end of year	$22,060,995

4.	Plan Termination

Although the Company has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become fully vested in their accounts and shall be entitled to a distribution of their respective account balances.

5.	Risks and Uncertainties

Through the Savings Plan Master Trust, the Plan provides for various investment options in any combination of common stocks, mutual funds and short-term investments. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

Ingersoll-Rand Company

Employee Savings Plan for Bargained Employees

Notes to Financial Statements

December 31, 2008 and 2007

6.	Party-In-Interest Transactions

Certain Plan investments held in the Savings Plan Master Trust are shares of mutual funds and short-term investments managed by Fidelity. Fidelity is the trustee as defined by the Plan, and, therefore, these transactions qualify as party-in-interest transactions, but are not deemed prohibited transactions.

Certain Savings Plan Master Trust investments are units of the Ingersoll-Rand Company Limited Stock Fund. These transactions qualify as party-in-interest transactions, but are not deemed prohibited transactions.

7.	Tax Status

The U.S. Internal Revenue Service has determined and informed the Company by a letter dated August 29, 2002, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Ingersoll-Rand Company
Employee Savings Plan for Bargained Employees
Schedule H, line 4i – Schedule of Assets (Held at End of Year)
December 31, 2008	Schedule I

Plan Sponsor:	Ingersoll-Rand Company
Employer Identification:	13-5156640
Plan Number:	076

	Identity of issue, borrower lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral par, or maturity value	Cost	Current Value
(a)	(b)	(c)	(d)	(e)
*	Plan’s interest in Savings Plan Master Trust, excluding participant loans	Master Trust 3.26% participation	**	$24,391,014

	Participant loans	Due 01/01/09 - 02/12/14 5.0% - 10.00%	—	1,578,853

	TOTAL INVESTMENTS HELD BY THE PLAN			$25,969,867

*	Includes assets which represent permitted party-in-interest transactions to the Plan.
**	Cost information is not required for participant directed investments and is therefore omitted.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

INGERSOLL-RAND COMPANY EMPLOYEE SAVINGS PLAN FOR BARGAINED EMPLOYEES

Dated: June 26, 2009	By:	/s/ Joanne Maughan
	Name:	Joanne Maughan
	Title:	Benefits Administration Committee

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of Dixon Hughes PLLC